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                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                                GEV CORPORATION
                               (Name of Issuer)


                              CLASS A COMMON STOCK
                        (Title of Class of Securities)


                                   361591100
                                (CUSIP Number)

                              William R. Berkley
                              c/o GEV Corporation
                               191 Mason Street
                            Greenwich, Connecticut
                                     06830
                                  (203) 532-2602
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               March 21, 1994
             (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].























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SCHEDULE 13D

CUSIP No. 361591100

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William R. Berkley

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Not Applicable                 a[ ]
                                   b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

                    7.  SOLE VOTING POWER

                           8,044,416

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY               None
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   8,044,416
   WITH
                   10.  SHARED DISPOSITIVE POWER
                              None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,044,416

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          53.4%

14.  TYPE OF REPORTING PERSON*
          IN

















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Item 1.   Security and Issuer
          This statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of GEV Corporation (the "Company"). The principal executive offices of the Company are located at 191 Mason Street, Greenwich, Connecticut 06830.
Item 2.   Identity and Background
          (a) The Statement is being filed by William R. Berkley.
          (b) The business address of Mr. Berkley is c/o GEV Corporation, 191 Mason Street, Greenwich, Connecticut 06830.
          (c) Mr. Berkley's principal occupation is serving as Chairman of the Board of several companies which he controls or founded, including the Company, W.R. Berkley Corporation and Interlaken Capital, Inc. The principal executive offices of the Company are located at 191 Mason Street, Greenwich, Connecticut 06830.
          (d) Mr. Berkley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
          (e) At no time during the last five years was Mr. Berkley a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating












































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activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Mr. Berkley is a U.S. citizen.
Item 3.   Sources and Amounts of Funds or Other Consideration
          Mr. Berkley used his personal funds to purchase from the Company the shares of Class A Common Stock which are the subject of the Statement.
Item 4.   Purpose of Transaction
          Mr. Berkley acquired the shares of Class A Common Stock for investment purposes and to provide the Company with capital for general corporate purposes and acquisitions. Mr. Berkley does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.
Item 5.   Interest in Securities of the Issuer
          (a) Mr. Berkley beneficially owns the 8,044,416 shares of Class A Common Stock that he holds. Such shares of Class A Common Stock represent 53.4% of the 15,073,996 issued and outstanding shares of Class A Common Stock.
          (b) Mr. Berkley has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 8,044,416 shares of Class A Common Stock.
          (c) On February 18, 1994, the Company circulated a Private Placement Memorandum offering a minimum of 4,000,000 shares and up to a maximum of 8,000,000 shares of Class A Common












































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Stock.  The shares were offered only to accredited investors, as defined in the rules of the Securities Act of 1933, as amended, at a price per share of $.25. The offering terminated on February 28, 1994. A minimum purchase of 15,000 shares was required.
          Mr. Berkley subscribed for 2,600,000 shares of Class A Common Stock from the Company in the private placement at the price per share of $.25 and tendered the full purchase price for the shares to the Company on March 21, 1994. Through the private placement, the Company sold an aggregate of 4,410,000 shares of Class A Common Stock for approximately $1,000,000 in net proceeds. Mr. Berkley received 10,666 shares of Class A Common Stock from the Company on March 10, 1994 pursuant to the Company's 1993 Non-Employee Director Stock Plan.
          (d) Not applicable.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
          None.
Item 7.   Material to be Filed as Exhibits
          None.















































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Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 1994



                                   /s/ William R. Berkley
                                   William R. Berkley